EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES
                            (CONTINUING OPERATIONS)


The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Nine Months
        Ended
       Sept. 30,                   Year Ended December 31,
     -------------       ------------------------------------------

     1996     1995      1995     1994      1993      1992     1991
     ----     ----      ----     ----      ----      ----     ----

     9.1X 1/  8.7X      6.6X 2/  7.7X      5.8X 3/   7.7X     6.3X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

1/ The ratio for 1996 includes the gain from the sale of the Cardinals, which increased income before income taxes by $54.7 million. Excluding this one-time gain, the ratio would have been 8.8X.

2/ The ratio for 1995 includes the impact of the Tampa Brewery shutdown and the reduction of wholesaler inventories. Excluding these non-recurring items, the ratio would have been 7.6X.

3/ Includes the impact of the one-time, pre-tax restructuring charge of $401 million as a result of the company's Profitability
Enhancement Program. Excluding this non-recurring special charge, the ratio would have been 7.5X.